130 Commerce Way • East Aurora, NY 14052-2164 USA
Phone: 716.805.1599 • Fax: 716.805.1286

January 21, 2015

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:	Melissa Raminpour
Branch Chief

Re:	Astronics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 7, 2014
Commission file no. 000-07087

Dear Ms. Raminpour:

By this letter, Astronics Corporation (the “Company” or “Astronics”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Annual report on Form 10-K for the year ended December 31, 2013 filed with the Commission on March 7, 2014. The initial comments of the Staff were set forth in a letter of comment dated November 17, 2014 (the “Initial Staff Letter”). The Company responded to the Initial Staff Letter on December 8, 2014 (the “Company Response”). The comments of the Staff to the Company Response were set forth in a letter of comment dated January 7, 2015 (the “Second Staff Letter”). The Company’s responses to the comments set forth in the Second Staff Letter are set forth below and have been titled and numbered to correspond to those of the Second Staff Letter.

Please note that our undertakings below to incorporate additional disclosure requests in future filings refers to filings made on or after the date of this letter.

January 21, 2015

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 36

Note 19 – Acquisitions, page 57

Staff Comment

1. We note from your response to our prior comment 3 that disclosures outlined in paragraph (h) of ASC 805-10-50-2 were not required as you concluded the acquisitions of PGA and AeroSat were immaterial individually and also immaterial in the aggregate, based upon a quantitative analysis as well as consideration of qualitative factors. In this regard, please help us understand your conclusions by providing us with your quantitative analysis and the qualitative factors considered in determining that the acquisitions were immaterial collectively and that such disclosures were not required. We may have further comment upon receipt of your response.

Company Response

1. The Company completed three acquisitions during 2013. On July 18, 2013, the Company acquired 100% of the stock of Peco, Inc. (“Peco”) for $136.0 million in cash. On October 1, 2013, the Company acquired certain assets and liabilities from AeroSat Corporation and related entities (“AeroSat”) for $12 million in cash plus a potential additional purchase consideration of up to $53 million based on the achievement of certain revenue targets in 2014 and 2015 (estimated at approximately $5.0 million at acquisition). Finally, on December 5, 2013, the Company acquired PGA for approximately $32.9 million, comprised of approximately $10.7 million in cash (net of cash acquired) and the balance paid with 264,168 shares of Astronics stock valued at $51.00 per share.

Neither AeroSat nor PGA met the definition of a “significant subsidiary” under SEC Regulation S-X, Article 3-05, using the conditions specified in the definition of significant subsidiary in Rule 1-02(w). However, Peco was determined to be significant, and the Company filed an 8-K with the required financial statements (balance sheet as of December 31, 2012 and 2011, and all other statements for the three years ended December 31, 2012), as well as the required pro-forma information, assuming Peco had been acquired as of January 1, 2012. The Form 8-K with this information was filed on September 30, 2013.

Pursuant to Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, an acquirer is required to disclose certain information to enable users of its financial statements to evaluate the nature and financial effect of business combinations that occur during the reporting period. Per ASC 105-10-05-6, “…The provisions of the Codification need not be applied to immaterial items.” Accordingly, management evaluated the materiality of each acquisition on a standalone basis, considering both qualitative and quantitative factors, in order to determine the proper level of disclosure.

Management concluded that the Peco acquisition was material; accordingly, all required disclosures under ASC 805 have been made for Peco beginning in the period of acquisition. Management concluded that neither AeroSat nor PGA were individually material based on quantitative and qualitative considerations.

As required by ASC 805-10-50-3, management also considered whether PGA and AeroSat would be considered material in the aggregate. Management’s quantitative analysis compared the aggregate pre-tax income of PGA and AeroSat, based upon available information obtained during the respective acquisition processes, to Astronics’ consolidated pre-tax income balance as of December 31, 2013, excluding the effects of PGA and AeroSat. Management has

January 21, 2015

determined that this is the most reliable measure of the Company’s results of operations at the time the acquisitions of PGA and AeroSat were completed, and the most appropriate basis upon which to base the assessment of materiality, particularly considering the significant organic growth of the Company during the year ended December 31, 2013 of approximately $9.8 million or 31.1% (excluding the results of businesses acquired in 2013). Use of quantitative data as of December 31, 2012 in the materiality assessment would be misleading, as the Company grew significantly in the pre-acquisition period in its organic business.

AeroSat and PGA’s net estimated pre-tax loss, before proforma adjustments	$(1,200)
Astronics Corporation - pre-tax income for the year ended 12/31/13, excluding AeroSat and PGA	40,900
Percentage	2.9%

As demonstrated above, the net estimated pre-tax loss of AeroSat and PGA on a combined basis is quantitatively insignificant to the consolidated pre-tax income of Astronics.

We considered other factors in determining whether the PGA and AeroSat acquisitions were material in the aggregate, as follows:

•	The net loss noted above includes approximately $0.4 million of interest expense related to AeroSat’s pre-acquisition funding by its private equity owners, which were repaid upon acquisition. If these costs were removed from the estimate of pre-tax loss, the percentage of aggregate estimated pre-tax loss to consolidated pre-acquisition pre-tax income decreases to approximately 1.9%.

•	As AeroSat has been operating during the last several years essentially as a business that is in the early stages of operation, the pre-acquisition income statements are not expected to be comparable or relevant to future actual results in the post-acquisition period. AeroSat’s estimated pre-tax loss is largely attributable to general and administrative and engineering expenses related to the start-up nature of the business. These costs are driving a level of pre-tax results which are not indicative of anticipated post-acquisition forecasted results. At the acquisition date, the business has contracts from two major customers with deliveries beginning in 2014. Forecasted future results are supported by existing customer backlog as of the acquisition date of $19.3 million. Additionally, follow-on orders for these programs were received subsequent to the acquisition. Thus, inclusion of pro-forma results for the period beginning January 1, 2012 would not be useful to an investor.

•	Pro-forma reporting would not have any impact on the Company’s earnings trend; the Company would continue to present pre-tax income. Additionally, there was significant cushion in the Company’s covenants under its credit facilities (approximately $14 million cushion in adjusted EBITDA, as defined under our credit agreement, for the calculation performed as of September 28, 2013). The effects of proforma balances for AeroSat and PGA would not have had any effect on those cushions for the proforma periods.

Given the quantitative insignificance of the PGA and AeroSat businesses on an aggregate basis, and the fact that the estimated proforma results would not provide an investor with a reasonable presentation of the Company’s consolidated results including the acquisition,

January 21, 2015

coupled with the qualitative factors discussed above, the Company concluded that the AeroSat and PGA acquisitions, in the aggregate, would not be considered material in a stakeholder’s view of the Company.

Staff Comment

2. We note your response to prior comment 4 in which you refer to the disclosures provided in footnote 19 to the financial statements of your Form 10-K for the fiscal year ended December 31, 2013; however, we consider your disclosures to be overly general and therefore, not consistent with the objective of ASC 805-10-50-1. In this regard, for each business combination that is incomplete, please provide the information required by ASC 805-10-50-6, including the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete; and the nature and amount of any measurement period adjustments recognized during the reporting period in accordance with ASC 805-10-25-17.

3. Additionally, we note that for both the PGA and AeroSat acquisitions in 2013, it appears the disclosures pursuant to ASC 805-20-50-1c were not provided during the period the acquisition occurred but rather when the purchase price allocation was finalized. Furthermore, the purchase price allocation of Astronics Test Systems which occurred in the first quarter of fiscal 2014 was not provided until the third quarter of fiscal 2014. In this regard, please confirm your understanding of this matter and revise to disclose such information during the reporting period that the acquisition occurs in accordance with ASC 805-20-50-1c.

Company Response

2 and 3. As discussed with the Staff on January 16, 2015, in future filings the Company will disclose the initial purchase price allocation for material business combinations in the period the acquisition occurs, pursuant to ASC 805-20-50-1c, as well as the elements of the purchase price allocation for which the initial accounting is incomplete, pursuant to ASC 805-10-50-6. In future filings, the Company will also disclose the nature and amount of any measurement period adjustments recognized during the reporting period for any material business combinations in accordance with ASC 805-10-25-17.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 21, 2015

Yours truly,

ASTRONICS CORPORATION

By:	/s/ DAVID C. BURNEY
David C. Burney
Vice President and Chief Financial Officer

cc:	Julie Davis, Esq.
Robert J. Olivieri, Esq.